Exhibit 97.1
TRIVAGO N.V.
Executive Officer Incentive Compensation Recovery Policy

I.Purpose
The Management Board (the “Management Board”) of trivago N.V., a Dutch public company with limited liability (naamloze vennootschap) (the “Company”), following approval of the Supervisory Board of the Company (the “Supervisory Board”), has adopted this policy (this “Policy”) which (i) requires the recovery of certain executive compensation in the event that the Company is required to prepare an Accounting Restatement (as defined below) and (ii) reflects certain Dutch legal provisions relating to the recoupment and/or adjustment of a Bonus (as defined below) from members of the Management Board under certain circumstances defined by Dutch law. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 thereunder, and Listing Rule 5608 (“Rule 5608”) of the Nasdaq Stock Market (the “Nasdaq”) and will be interpreted and applied accordingly.
II.Administration
This Policy will be administered by the Compensation Committee of the Supervisory Board (the “Committee”). The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any determinations made by the Committee will be final and binding on all affected individuals. Any members of the Committee, and any other members of Supervisory Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Supervisory Board under applicable law or Company policy.
III.Covered Persons
This Policy applies to the Company’s current and former Executive Officers of the Company (the “Covered Persons”), provided that Section VII of this policy applies only to members of the Management Board as a matter of Dutch law.
For purposes of the foregoing, “Executive Officer” shall have the meaning set forth in Rule 5608, and as such, means the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including executive officers of a parent or subsidiary) who performs similar policy-making functions for the Company.
IV.Recoupment upon an Accounting Restatement
If the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or to correct an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”), the Committee will reasonably promptly recover the amount of Covered Incentive Compensation that was Received by each Covered Person during the Recovery Period in excess of the amount that would have been Received had such Covered Incentive Compensation been determined based on the restated Financial Reporting Measure, computed without regard to taxes paid (such amount, the “Erroneously Awarded Compensation”), subject to Section VI below. If the amount of Covered Incentive Compensation Received by a Covered Person was based on Company stock price or total stockholder return and is not subject to mathematical recalculation directly from the Accounting Restatement, the amount to be recovered as Erroneously Awarded Compensation will be based on a reasonable estimate of the effect of the Accounting

Restatement on the stock price or total stockholder return upon which the Covered Incentive Compensation was Received. The Company Secretary shall, on behalf of the Committee, obtain and maintain all documentation of the determination of any such reasonable estimate and provide such documentation to the Nasdaq when required.
For purposes of the foregoing:
•“Covered Incentive Compensation” means Incentive Compensation Received on or after October 2, 2023, the effective date of Rule 5608, by a person: (i) after beginning service as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for that Incentive Compensation, and (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association.
•“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure that is derived wholly or in part from any such measure, and (ii) the Company’s stock price and the total stockholder return of the Company. A measure, however, need not be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission (“SEC”) to constitute a Financial Reporting Measure.
•“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
•“Received” - Incentive Compensation is deemed “Received” in the Company's fiscal period during which the Financial Reporting Measure specified in such Incentive Compensation is attained.
•“Recovery Period” means the three (3) completed fiscal years immediately preceding the date the Company is required under Rule 5608 to prepare an Accounting Restatement (or such longer period as required under Rule 5608 in the event the Company changes its fiscal year). The date that the Company is required to prepare the Accounting Restatement will be the earlier of (i) the date the Board concluded or reasonably should have concluded that the Accounting Restatement is required and (ii) the date a court, regulator or other authorized body directs the Company to prepare the Accounting Restatement.
Recoupment of Erroneously Awarded Compensation pursuant to this Policy is made on a “no fault” basis, without regard to whether any misconduct occurred or whether any Covered Person has responsibility for the noncompliance that resulted in the Accounting Restatement.
V.Method of Recoupment
The Committee will determine, in its sole discretion, the method for recouping Erroneously Awarded Compensation hereunder, which may include, without limitation, any of the following, subject to applicable law:
•Requiring reimbursement of cash Incentive Compensation previously paid;
•Seeking recovery of any gain or value realized on or since the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
•Offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Person (including, without limitation, any severance otherwise payable by the Company to the Covered Person);
•Making a deduction from the Covered Person’s salary;
•Requiring the Covered Person to transfer back to the Company any shares he or she received pursuant to an equity award;
•Cancelling, or reducing the number of shares subject to, or the value of, outstanding vested or unvested equity awards; and/or
•Taking any other remedial and recovery action permitted by law, as determined by the Committee.

The Committee will consider Section 409A of the U.S. Internal Revenue Code of 1986, as amended, prior to offsetting recouped amounts against future payments of deferred compensation. In addition, the Committee may, in its sole discretion, determine whether and to what extent additional action is appropriate to address the circumstances surrounding the noncompliance so as to minimize the likelihood of any recurrence.
VI.Impracticability
The Committee will recover any Erroneously Awarded Compensation in accordance with this Policy unless a majority of the independent members of the Supervisory Board (the "Board Committee") determines that such recovery would be impracticable because (i) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, (ii) recovery would violate a Dutch law adopted prior to November 28, 2022, or (iii) recovery would likely cause an otherwise tax-qualified, broad-based retirement plan of the Company to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. Before concluding that it would be impracticable to recover any Erroneously Awarded Compensation based on the expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, and the Company Secretary, on behalf of the Board Committee, shall document such reasonable attempt(s) to recover and provide that documentation to the Nasdaq when required. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of law, the Board Committee shall engage legal counsel experienced and qualified to practice law in the applicable jurisdiction (if such counsel is acceptable to the Nasdaq) to render an opinion that recovery would result in a violation of law and shall provide such opinion to the Nasdaq. The Company shall provide funding for the fees and expenses of such legal counsel as approved by the Board Committee.

VII.Recoupment and adjustment of a Bonus under Dutch law
The Company may and, if so directed by the Supervisory Board shall, recoup all or part of a Bonus that has already been paid to a member of the Management Board, to the extent payment of such Bonus was based on inaccurate information as to the achievement of targets or the occurrence of events on which the Bonus was based (as determined by the Supervisory Board acting in good faith). The claim for recoupment of a Bonus will expire after a period of five years has elapsed after the Company became aware that the Bonus was based on inaccurate information.
In addition, the Supervisory Board may (but is not required to) adjust the entitlement of a member of the Management Board to a Bonus that has not yet been paid to an appropriate amount, if payment of the (unadjusted) Bonus would be unacceptable according to standards of reasonableness and fairness (as determined by the Supervisory Board acting in good faith).
For purposes of the foregoing, a “Bonus” means any variable compensation of a member of the Management Board that is partly or entirely conditional on the achievement of certain targets or the occurrence of certain events (e.g., signing bonuses, severance pay, cash bonuses, performance awards and contributions to pension funds).

VIII.No Indemnification or Insurance
Neither the Company nor any of its subsidiaries or affiliates shall indemnify any Covered Person against the loss of any Erroneously Awarded Compensation. Further, neither the Company nor any of its subsidiaries or affiliates shall pay or reimburse any Covered Person for any insurance policy entered into by a Covered Person that provides for full or partial coverage of any recoupment obligation under this Policy.
IX.Amendment; Termination
The Management Board, subject to the approval of the Supervisory Board, may amend this Policy from time to time in its discretion in any manner consistent with applicable law and regulation. The Management Board, subject to the approval of the Supervisory Board, may terminate this Policy at any time when the Company does not have a class of securities listed on a national securities exchange or a national securities association.
X.Other Recoupment Rights
The Management Board intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company, any similar policy or recoupment provision in any employment agreement, equity award agreement, bonus plan, or similar agreement or plan and any other legal remedies available to the Company. Further, the provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 and other applicable laws.
XI.Successors
This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators, or other legal representatives.
XII. Disclosure
The circumstances of any recoupment pursuant to this Policy will be publicly disclosed where required by Rule 10D-1, Item 402 of Regulation S-K and Rule 5608. In accordance with Rule 10D-1, the Policy shall be filed with the SEC as an exhibit to the Company’s Form 20-F, as provided in Item 601(b) of Regulation S-K.

XIII. Change of Listing

In the event that the Company lists its securities on any national securities exchange or national securities association other than the Nasdaq, all references to “Nasdaq” in this Policy shall mean each national securities exchange or national securities association upon which the Company has a class of securities then listed and “Rule 5608” shall mean the rule(s) relating to recovery of erroneously awarded compensation under the listing rules of such other applicable exchange or association.